26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 12, 2018

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc. Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on September 14, 2018 CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 28, 2018 on the Company’s draft registration statement on Form F-1 submitted on September 14, 2018 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is filing via EDGAR its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Staff. The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS:     Pierre-Luc Arsenault[3] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Wenchen Tang[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Dividend Policy, page 70

1.

We note that you paid a cash dividend of RMB 400 million to your shareholders in March 2018. Disclose why you elected to pay a cash dividend considering your net deficit of RMB 1.9 billion at December 31, 2017 and RMB 1.8 billion at June 30, 2018.

The Company respectfully advises the Staff that the shareholders’ meeting of Jiayin Finance resolved to pay a cash dividend of RMB400 million on February 26, 2018, prior to its delisting from National Equities Exchange and Quotations Co., Ltd., or the NEEQ.

The Company further respectfully advises the Staff that shareholders of Jiayin Finance resolved to pay such cash dividend primarily to facilitate the settlement of amounts due from Niwodai Finance, and to a lesser extent, for the tax benefits of shareholders of Jiayin Finance, in particular its minority shareholders, in anticipation of the U.S. IPO as the dividend distribution for a NEEQ-listed entity is not subject to individual income tax in the PRC. Both Niwodai Finance and Jiayin Finance are controlled by our founder, director and chief executive officer, Mr. Dinggui Yan. The Company supplementally advises the Staff that a significant portion of the amounts due from Niwodai Finance had been paid as of September 30, 2018 as further elaborated in the responses to comment #20.

Investor Assurance Program, page 101

2.

We note your response to comment 12. Please revise to disclose in tabular format, the outstanding principal balance of loans covered, the liability from the investor assurance program, the restricted cash available to pay these liabilities and the weighted average remaining term for each of the fiscal and interim periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

3.

You state that default payments to investors can only be made from the investor assurance program when there are sufficient funds available, and that your obligation under the investor assurance program to make payments is limited to the amount of the restricted cash at any point in time and you are obliged to compensate investors once the restricted cash balance is replenished again from contributions of future borrowers. Considering the significant unfunded investor assurance program liability as of fiscal year December 31, 2016 and 2017 and as of the interim June 30, 2018 period, revise your disclosure to discuss in specific detail how you expect to fund the liabilities given your liquidity levels and the expected related timetable of repayments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 142, F-15 and F-43 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the expected timetable of repayments evolves over time. The projection of such timetable involves substantial subjective judgements, assumptions and estimates, including future delinquency rate trends and repayment schedule of delinquent loans, which involved inherent uncertainty. The Company reviews and updates the estimated timetable on a monthly basis in its operations. As such, the Company believes such expected repayment timetable will not accurately reflect the repayment schedule of the investor assurance program and the liquidity status of the Company when it is reviewed by the investors and could be misleading to investors.

For the Staff’s reference, the Company supplementally provides to the Staff its latest estimate of the repayment timetable. The expected payments in relation with the investor assurance program managed by the Company in the second half of 2018 is expected to be approximately RMB0.6 billion. The Company further expects the remaining payment in 2019 and 2020 to be approximately RMB1.8 billion and RMB0.2 billion. The Company expect such liability to wind down substantially in 2020.

Results of Operations

Provision for assets and liabilities from investor assurance program, page 106

4.

We note that the provision for assets and liabilities from the investor assurance program of RMB 164,373 increased to 9.9% of total revenue for the six months ending June 30, 2018 from RMB 42,463 and 1.9% of total revenue for the year ended December 31, 2017. Please provide us with information on how the significant increase in the provision was determined during the six month period ending June 30, 2018 in light of the significant level of remaining liabilities from the investor assurance program as well as the changes in credit quality and the impact on delinquency rate trends.

The Company respectfully advises the Staff that the provision for assets and liabilities from the investor assurance program in 2016, 2017 and the six months ended June 30, 2018 primarily represents the amount of expected delinquent loans facilitated prior to April 28, 2018 exceeding the stand-ready liability at the end of a certain period for loans facilitated prior to April 28, 2018. In the course of preparing its financial statements for the six months ended June 30, 2018 in August, the Company observed higher default rates in June and July 2018 than previously had been expected, following negative publicity with respect to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces in June and July 2018. See “Risk Factors —— Any negative publicity with respect to us, the online individual finance industry in general and our third-party partners may materially and adversely affect our business and results of operations” on pages 23 and 24 of the Revised Draft Registration Statement. The increase in the default rates led the Company to anticipate in a higher amounts of expected net payouts in the remaining periods of such loans, and therefore, increased liabilities from the investor assurance program as of June 30, 2018. The Company has fully reflected such impact in the operating results for the six months ended June 30, 2018 in the liabilities from the investor assurance program as of June 30, 2018. The Company accounted for such increase as provision for assets and liabilities from the investor assurance program in the amount of RMB164 million on its financial statements for the period ended June 30, 2018.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

Credit quality and delinquency rate of loans facilitated by the Company fluctuates along with market movements. Negative market impacts, such as changes to the regulatory landscape and increasing market uncertainties in the fourth quarter of 2017 and widespread suspension of other online individual lending marketplaces in June and July 2018, drive up the delinquency rates of the Company. Absent such market impacts, the Company expects its delinquency rate to decrease gradually as its risk management capabilities improve and it attract and accumulate more high quality repeat borrowers.

Secondary Loan Market, page 130

5.

You state that the total investment volume in your secondary loan market as a percentage of your loan origination volume was 84.5% in 2016, 97.2% in 2017 and 84% for the six months ending June 30, 2018. Please revise the disclosures to discuss the factors driving the level of investment activity in the secondary loan market.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

Evolvement of our product mix, page 134

6.

Please revise to define net profit margin and indicate how the margin impacted your operating results for the periods presented. In addition, please revise to disclose the net profit margin for the six month period ending June 30, 2018.

In response to the Staff’s comment, the Company has included the definition of net profit margin on page 136 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the net profit margin for the six month period ended June 30, 2018 has been disclosed on page 134 of the Draft Registration Statement and page 136 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that its net profit margin is not a factor that impacts its operating results. Instead, the Company’s net profit margin, which represents our net income divided by our net revenue, is derived from its operating results. From 2017 to the six months ended June 30, 2018, the Company’s net profit margin increased as a result of its improved risk management capabilities as well as greater efficiencies in its operations, sales and marketing achieved through economies of scale. The Company presents its net profit margin on page 136 of the Revised Draft Registration Statement to illustrate that its operating results and profitability were not impacted by the decrease in the APR of its loan products.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

Credit Assessment Model, page 139

7.

We note your response to comment 20 and that based on the evolution of your scorecard module you are unable to disclose internal credit scores for all periods presented. Please revise your disclosures to provide a discussion of the credit metrics utilized in your business operations during the periods prior to the implementation of the revised scorecard module.

In response to the Staff’s comment, the Company has revised the disclosure on page 138, 139 and 140 of the Revised Draft Registration Statement.

Investor Assurance Program by Partnering with Class B Investors, page 141

8.

You state that for the investor assurance programs launched in July 2018 you do not assume any liabilities to repay Class A or Class B investors, even if the balance of the fund and the proceeds received by the Class B investors are not sufficient to fully compensate all Class A investors for such loans. Please revise to disclose why you are a party to the multilateral loan contract between the borrower, Class A investor(s) and Class B investor.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that Niwodai Internet is a party to all multilateral loan agreements it enters into as a transaction matchmaker and marketplace which matches borrowers with investors. In addition, for loans covered by the investor assurance programs by partnering with Class B investors, the Company also collects service fees in connection with the loan facilitation services pursuant to the multilateral loan agreements. The Company does not separately enter into credit consulting and service agreements with borrowers for loans covered by the investor assurance programs by partnering with Class B investors.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polies

(d) Fair Value, page F-13

9.

You state that assets from the investor assurance program are recorded at cost. Reconcile this with your disclosure on page F-16 which states that assets from the investor assurance program are measured at fair value.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

The Company respectfully advises the Staff that assets from the investor assurance program are recognized at loan inception in an amount which is equal to fair value of the corresponding stand-ready liability recorded at inception in accordance with ASC 460-10-30-2(b).

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Revised Draft Registration Statement.

(k) Investor Assurance Program, page F-14

10.

You state that under the investor assurance program you set aside a certain percentage of service fees into designated restricted cash accounts to cover, on a portfolio basis, the principal and interest of defaulted loans, payable on a first-loss basis up to the balance of the investor assurance program. Clarify when investors may make a claim for defaulted principal and interest payments against the fund (e.g. after first missed payment).

The Company respectfully advises the Staff that under the investor assurance program, an investor is entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date in accordance with the Investor Assurance Program Policy that was published on the Company’s official website. In practice, the Company typically repays the aggregate amounts of principal and respective interest that are due based on the repayment schedule to investors within 3-10 calendar days upon borrowers’ default.

In response to the Staff’s comment, the Company has supplemented the disclosure related to the mechanism of the Investor Assurance Program on page F-15 of the Revised Draft Registration Statement.

11.

You state that your obligation under the investor assurance program to make payments is limited to the amount of restricted cash and future contributions. Revise to disclose here and in your Subsequent Events footnote for the period ending June 30, 2018, that you intend to use your own working capital to fund the risk assurance program after April 28, 2018 when the balance of the investor assurance fund is depleted, to be consistent with your disclosures on page F-41.

In response to the Staff’s comment, the Company has supplemented the disclosure in Note 2(k) on page F-15 and Note 10 subsequent events on page F-66 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

Incentives to Investors, page F-20

12.	We note your response to comment 25. Please revise to disclose the amount of incentives provided to investors for the period ending June 30, 2018.

In response to the Staff’s comment, the Company has supplemented the disclosure of the incentives provided to investors for the period ended June 30, 2018 on page F-57 of the Revised Draft Registration Statement.

(o) Revenue Recognition

After adoption of ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), page F- 21

13.	We note that you retrospectively adopted ASC 606; Revenue from Contract with Customers. Please address the following:

•	Clarify if there were any changes to the underlying contract terms between you, the borrower and the investor in conjunction with your adoption of ASC 606; and

The Company respectfully advises the Staff that there has not been any change to the underlying contract terms between the Company, the borrower and the investor in conjunction with the Company’s adoption of ASC 606.

In response to the Staff’s comment, the Company has added disclosure to clarify this on page F-29 of the Revised Draft Registration Statement.

•	Disclose when loan facilitation, post-origination and other service fees are due based on the underlying contract terms.

The Company respectfully advises the Staff that the Company charges service fees for facilitation, post-origination, and guarantee services through a combination of upfront service fees and monthly instalment service fees. Based on the terms of the underlying loan contract and service contract, the upfront fees are due when the underlying loan is successfully facilitated, and monthly fees are due on the same day when the monthly repayment of principal and interest is due.

In addition, the Company also charges service fees from investors using the Automated Investment Tool, which are due at the end of the investment period, according to the investment service agreement entered between the Company and the investors.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

Other contingency-based service fees, including penalty fees for loan prepayment and late payment, as well as service fees for transferring loans between investors on the Company’s platform, are due when such contingent events occur.

In response to the Staff’s comment, the Company has supplemented the disclosure in relation to the payment terms related to other service fees on page F-22 of the Revised Draft Registration Statement.

14.

You state that in accordance with ASC 606, service fees related to your Automated Investment Tool represent fees paid by the investors when the actual rate of return exceeds the expected rate of return stated in the investment program agreement, estimated based on historical experience of returns on similar investment products and current trends and recognized on a straight-line basis over the term of the investment period only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. Please address the following:

•	Disclose how you define investment and subscription periods and the relation of each to the other;

The Company respectfully advises the Staff that the subscription period refers to a period from the time when investors commit to subscribe for an investment program by depositing funds into their custody accounts up to the time when the funds in the investment program are successfully matched to the loans (i.e., one or more facilitations are completed). During the subscription period, the Company seeks out the best loans that fit the investors’ risk profile and investment duration. The funds in the custody accounts are locked up and cannot be withdrawn during the subscription period, and no returns are generated to the investors during this period. Upon the expiration of the subscription period, an investor’s committed funds will automatically be invested by the Company’s system into one or multiple loans on the marketplace (i) whose principal amounts in aggregate are equal to the investment amount and (ii) which have the same duration as the term of the investment program selected by the investor. Thus the investment period begins on the date of facilitation, and will not end until the expiry of the pre-selected investment period. During the investment period, if a loan is repaid, the funds will be automatically reinvested according to investors’ prior authorization. During the investment period, investors are not allowed to withdraw their funds from the investment program with fixed investment periods. Investors are also not allowed to transfer loans that are matched by the automated investment tool on the secondary market during the first period of the investment program immediately after its subscription period, or the close period, which ranges from one to three months.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

In response to the Staff’s comment, the Company has enhanced the disclosure of subscription period on Page 129 and defined the investment periods on page F-22 of the Revised Draft Registration Statement.

•	Tell us in greater detail how these fees are calculated and are recognized as revenue during the investment period;

The Company respectfully advises the Staff that a fixed rate of return ranging from 5% to 11% according to the length of the investment period, is offered for the investment programs. If the actual return of the underlying products exceeds the rate originally offered, the Company will charge a service fee based on a pre-agreed percentage (normally 1.3%) of the extra return. Based on the historical data prior to December 31, 2017, the actual return of most investment products is greater than the offered fixed return by a consistent range (1%-2%). The Company applies the expected value approach according to ASC 606-10-32-8 to estimate the variable consideration it expects to be entitled to, which is based on historical experience of returns on similar investment products and current trends. The Company then recognizes the service fee on a straight-line basis over the term of the investment period. Please see the historical experience in the response to the 4th bullet point of this question.

•	Tell us if you estimate the entire amount of the fees on day 1 and if and when the estimate is updated to reflect the actual performance of the underlying loan;

The Company respectfully advises the Staff that service fee for automated investment tool is considered variable consideration under ASC 606. As disclosed on page F-25, the Company applied the practical expedient in applying the full retrospective method on completed contracts in transitioning to ASC 606. For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods. For the years ended December 31, 2016 and 2017, the Company reviewed the subsequent actual return of the investment products as the basis of the recognition on day 1. As the Company has gained sufficient experience and historical data and the return rate for the underlying products remains stable, the Company has estimated the expected service fee rate based on the historical average return starting from January 1, 2018. Then revenue is recognized on a straight-line basis during the investment period, which is typically around 8.5 months.

At every quarter end and when investment products reach maturity, the Company reassesses its estimate based on actual return and compares it with the initial estimated service fee rate, and records the difference as changes in transaction price through an adjustment to the current period revenue in accordance with ASC 606-10-32-43.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

•	Provide us with the data to support the use of historical experience of returns on similar investment products and current trends and timing of revenue recognition;

The Company respectfully advises the Staff that the Company made the following analysis by referring to ASC 606-10-32-12 in order to conclude that it is probable that a significant reversal in the amount of cumulative revenue will not occur:

•	The Company started to offer these investment products since its inception in 2015 and has accumulated sufficient experience and historical data for the basis of estimation;

•

The consideration is determined by the excess of the actual return over the expected return rate offered to the investors of the investment products. The expected return rate for the investment products is estimated by the Company. The expected return rates offered for the same investment period have been relative stable during the historical periods presented. The Company has not offered any price concession historically and has kept the payment term consistently at the end of service period;

•	The actual return of the investment products in excess of the offered rate during the historical period was within a stable range of 1% to 2%.

•

The investment period typically has an average duration of 8.5 months for the periods presented, and the Company is able to examine subsequent actual returns to further check whether its prior estimates were reasonable.

•

Tell us how you considered the guidance in ASC 606-10-32-12 in concluding that it is probable that a significant reversal in the amount of cumulative revenue will not occur and when and how often this determination is made;

The Company respectfully advises the Staff that it reassesses the amount of actual return at each quarter end. Please refer to the response to the immediately preceding bullet point for detailed consideration of ASC 606-10-32-12.

•	Tell us how you determine the actual rate of return exceeds the expected rate of return, including how you factor in actual loss rates on the underlying loans; and

The Company respectfully advises the Staff that based on the Company’s historical experience from its inception, the actual rate of return is usually larger than the expected rate of return, as the expected rate of return is periodically adjusted by taking into consideration factors including: the interest rate charged on loan products facilitated by the Company; the number of days of the subscription period; the average days of repayment from the Investor Assurance Program; and the average investment period. More importantly, since all credit loans facilitated on the platform are protected under the Investor Assurance Program, and all defaulted amounts of principal and interest are properly repaid by the program, the default rate of the underlying loans does not impact the actual rate of return of the corresponding investments. In other words, the actual rate of return that is used to calculate the service fee charged by the Company will not be impacted by the default of the underlying loan products.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

•	Disclose the weighted average investment period.

In response to the Staff’s comment, the Company has enhanced the disclosure on pages F-22 and F-56 of the Revised Draft Registration Statement.

(o) Revenue Recognition

Contract assets, net, page F-23

15.	Please revise to address the following:

•	Revise to disclose a separate rollforward of activity for your contract assets and accounts receivable by service type for the periods presented;

The Company respectfully advises the Staff that the contract assets and accounts receivables are recognized based on the fees collectible from borrowers on underlying loan products. As indicated in the second bullet point of question 13, total transaction prices, comprising collectible service fees, are allocated to each type of service in accordance with ASC Topic 460 and ASC Topic 606. The collectability of contract assets and accounts receivables is closely related to the default rate of corresponding loans and are estimated by the Company based on the expected accumulative net loss rate, which varies between different loan products, rather than different service type. Also the majority of the service fee to which the Company is entitled relates to the facilitation service based on the relative standalone selling price and therefore, the vast majority of the contract assets and accounts receivable are related to the facilitation service. Accordingly, compared to different loan products, the service types are less relevant to the fees collectible from borrowers and are therefore less meaningful to the user of the financial statements when interpreting in conjunction with the contract assets and account receivables. As such the Company believes it will be more informative to present the rollforward of activity for contract assets and accounts receivable by product type for the period presented.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

In response to the Staff’s comment, the Company has supplemented the disclosure of the rollforward of contract assets and receivables by product type on pages F-25 and F-59 of the Revised Draft Registration Statement.

•	Revise to disclose a separate rollforward of activity of the movements of the allowance for uncollectible contract assets and accounts receivable by service type for the periods presented;

The Company respectfully advises the Staff that since disclosing contract assets and account receivables by service type is not as meaningful as presenting the balance by loan product as explained above, the Company determined not to include a separate rollforward of the allowance for uncollectible contract assets and account receivables within its financial statements. The Company has already disclosed the movements of the allowance for uncollectible contract assets and accounts receivables by product type on pages F-26 and F-60 of the Revised Draft Registration Statement for the periods presented.

•	Revise to disclose separately an aging of the contract assets and accounts receivable by service type for the periods presented; and

The Company respectfully advises the Staff that since disclosing contract assets and account receivables by service type is not as meaningful as presenting the balance by loan product as explained above, the Company determined to disclose an aging of contract assets and account receivables by loan products for the periods presented.

In response to the Staff’s comment, the Company has supplemented the disclosure of the aging of contract assets and account receivables by product type on pages F-25 and F-59 of the Revised Draft Registration Statement.

•	Enhance your write-off policy to explain the time frame in which a settlement is typically reached and the factors you consider in determining when an account is no longer collectible.

In response to the Staff’s comment, the Company has enhanced the write-off policy disclosure on pages F-24 and F-58 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

16.

You state that the new revenue standard adjustment upon the adoption of ASC 606 is due to the fact that in accordance with ASC 606 you recognize revenue when you satisfy the performance obligation by transferring the promised service to customers. And that revenue loan facilitation services are now recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered complete. You also state that in accordance with ASC 605, since transaction fees were collected in monthly installments, contingent upon the borrower’s payment and the borrower had the right to early terminate, revenue was not recognized until the contingency was resolved. Assuming that the underlying contract terms related to revenues in 2016 and 2017 have not changed, tell us how you satisfied the provisions of ASC 606-10-25-30(a) in concluding that despite the contingency related to payment and early termination, you now have the right to payment;

The Company respectfully advises the Staff that the Company’s service fee for facilitation, post-origination, and guarantee services are charged as a combination of upfront fees and monthly instalment service fees. The monthly instalment service fees are subject to the borrower’s default risk and prepayment risk. As the borrower is determined to be a customer of the Company, the borrower’s collection risk is considered under step 1 of the five-step model under ASC 606. Further, step 3 of the five-step model requires the Company to include an estimate of variable (or contingent) consideration when determining transaction price, to the extent that “it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved”. The variability in the collection of monthly instalment service fee due to borrower’s prepayment risk is reflected as a type of variable consideration. The Company estimates an amount of future monthly instalment service fees that cannot be collected due to borrower’s prepayment, which is the amount determined to be constrained and not included in the total transaction price. The remaining monthly instalment service fees are not considered constrained and are included in the total transaction price to be allocated first to the guarantee service, then to the facilitation and post-origination services. Because the facilitation service has already been completed at inception, the Company has a right of collection, according to the payment schedule included in contract, on the service fee allocated to the completed service. Therefore, ASC 606-10-25-30(a) is met, and a contract asset is recognized for the amount.

Under ASC 605, revenue cannot be recognized until the transaction price is fixed and determinable, therefore revenue is not recognized until the contingency is fully resolved (i.e., when the monthly payment is actually made by the borrower). ASC 606 requires the Company to recognize revenues, as part of the transaction price, to the extent that the contingent consideration is probable not subject to a probable significant reversal. The new standard is less restrictive compared with the legacy standard, and therefore resulted in earlier recognition of facilitation revenue under ASC 606 than under ASC 605.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

•

Tell us why, prior to February 2018, under the terms of both your previous contracts and current contracts, you were willing to forego unpaid loan facilitation service fees despite the completion of the related services; and

The Company respectfully advises the Staff that under both current and previous contracts, the Company did not fully forego the unpaid loan facilitation service fees.

Prior to February 2018, in order to improve the Company’s reputation and attract more borrowers, the Company offered relatively flexible contract terms where borrowers had the right to early terminate the loan contracts prior to the maturity and were not obliged to pay the remaining monthly fees. Nevertheless, the Company collected the upfront fees under such flexible contract terms which covered a significant portion of the amount that were allocated to the loan facilitation service fees.

Starting from February 2018, in order to be compliant with the authorities’ recently released regulations, the Company ceased to charge upfront fees from its borrowers, and revised its contracts to entitle the Company to the first six months’ service fee for the loans facilitated on the Company’s platform at loan inception even though the borrowers still have the right to early terminate. The ratio of the first six months’ service fees to which the Company is entitled at loan inception after February 2018 to the total transaction price allocation to the loan facilitation service is almost the same as that prior to February 2018.

•	Tell us what the net revenue adjustments were by service type, upon the adoption of ASC 606.

The Company respectfully advises the Staff that the Company chose the full retrospective method when adopting ASC Topic 606. When preparing the financial statements, rather than converting from the revenue recognition under ASC Topic 605, the Company completely reassessed its revenue contracts, and applied the accounting treatment using the five-step method in accordance with ASC Topic 606.

In response to the Staff’s comment, the Company has added disclosures on the net revenue adjustments by service type upon the adoption of ASC 606 on page F-30 of the Revised Draft Registration Statement.

Note 5. Liabilities from Investor Assurance Program, page F-32

17.	Please revise to provide a rollfoward of activity in the restricted cash account for the periods presented.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

In response to the Staff’s comment, the Company has supplemented the disclosure of the rollforward of restricted cash balance related to the Investor Assurance Program on pages F-14 and F-54 of the Revised Draft Registration Statement.

18.	Please revise to disaggregate net payouts based on the underlying vintage of the related original liability for each of the periods presented.

In response to the Staff’s comment, the Company has supplemented the disclosure of the net payouts of liabilities from investor assurance program on pages F-34 and F-62 of the Revised Draft Registration Statement.

19.	Please revise the table to separately disclose gross payouts and recoveries separately for the periods presented.

The Company respectfully advises the Staff that the Company typically repays the investors within a relatively short period, i.e., 3 to 10 days of the default, from the Investor Assurance Program. A large portion of these payouts can be subsequently recovered and replenished to the Investor Assurance Program, resulting into a relatively small amount of net loss compared to the total cash payouts in the current period. In addition, the fair value of the liabilities from investor assurance program is estimated using the net accumulative loss rate, which is determined based on the net payout of respective loan products, rather than the gross payouts and recoveries. The Company also considers the net payout or net payout percentage as a key indicator when monitoring its loan performance and assessing its credit assessment strategies. Therefore, the Company believes that net payout is more relevant to both financial and operational results and presenting the net payout is more meaningful to readers of its financial statements than separately disclosing gross payouts and recoveries.

Note 10. Related Party Transactions, page F-39

20.

We note that amounts due from related parties of RMB 517,685 were acquired in connection with the acquisition of Niwodai Finance for which the underlying loans are due by the end of 2018. Considering that the amounts due are 20% of your total assets, please enhance your disclosure to discuss how you assess the likelihood of collection, including the results of your assessments for the periods presented.

The Company respectfully advises the Staff that the Company expects that the entire balance of RMB 517.7 million to be collected before the end of 2019, as the related party is also controlled by the same controlling shareholder of the Company and a repayment plan has been agreed between the Company and the related party. According to the repayment plan, the Company has already collected a total of RMB 300 million receivables from its related party, Niwodai Finance within the three months period ended September 30, 2018.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

In response to the Staff’s comment, the Company has supplemented the disclosures on page F-66 of the Revised Draft Registration Statement.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Revenue Recognition, page F-53

21.	In regard to the accounts receivable and contract assets, net, please address the following:

•	Tell us the factors considered which resulted in the write-off of “other online standard loan products” of RMB 60,245 for the six month period ending June 30, 2018; and

The Company respectfully advises the Staff that, as described in its response to the fourth bullet point of question 15, the Company implemented a write-off policy whereby accounts receivable and contract assets balance will be written off when such balance cannot be recovered within 90 calendar days of the maturity date, as the Company believes such balance is unlikely to be recovered after three months following the maturity of the underlying loan.

The contract asset balance for other online standard loan products as of December 31, 2017 was primarily comprised of loans with terms less than 12 months, and matures prior to March 31, 2018. Accordingly, the majority of the provision as of December 31, 2017 was written off during the six-month period ended June 30, 2018. The remaining amount of write-off was related to allowances newly recorded in the six-month period ended June 30, 2018 for loans with maturities prior to March 31, 2018, which was subsequently written off by June 30, 2018 according to the Company’s write-off policy. As a result, a total of RMB 60.2 million were written off in the period presented.

•

Disclose why you expect to recognize unsatisfied post-origination services as of June 30, 2018 over three years considering your product term of twelve months, and in the past of up to eighteen months as disclosed on page 88.

The Company respectfully advises the Staff that although the product terms of standard loan products are up to eighteen months, the Company also facilitated other loans with terms as long as 36 months in the six-month period ended June 30, 2018. Accordingly, the Company expects to recognize unsatisfied post-origination services over three years, which is the longest term of loans that are facilitated by the Company.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

In response to the Staff’s comment, the Company has revised disclosures on pages F-26 and F-60 of the Revised Draft Registration Statement.

*      *      *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

October 12, 2018

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP